

Bruce Boehm · 3rd

Chapel Hill, North Carolina, United States · **Contact info**

500+ connections

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 [self employed]

Stanford University
Graduate School of
Business

Experience

 **Angel Investor**
[self employed]
1996 - Present · 26 yrs 8 mos

 **Adjunct Lecturer**
University of Canterbury, Duke, NC State, UNC-Chapel Hill
1993 - 2011 · 18 yrs
Christchurch, NZ & Raleigh-Durham, NC

 **General Partner**
US Venture Partners
1982 - 1992 · 10 yrs
Menlo Park, CA

 **Engineer**
Telesensory Systems
1977 - 1979 · 2 yrs

 **Engineer**
Foster-Miller
1975 - 1976 · 1 yr

Education

 **Stanford University Graduate School of Business**
MBA (1982)

 **Stanford University**
MS (1977), Engineering

 **Massachusetts Institute of Technology**
BS (1975), Mechanical Engineering

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Recommendations

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Projects

Venture Capital Investment Competition, Founder
Mar 1998 - Present

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The Global VCIC has been bringing together MBAs, startups and venture capitalists since 1998 in a role-playing
simulation that has something for everyone.

Other creators

 +3

Interests

Companies   Schools

 **Stanford University**
1,068,727 followers

 **Stanford University Graduate School
of Business**
411,506 followers

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